Exhibit 99.1

ANGHAMI CONFIRMS RECEIPT OF PRELIMINARY, NON-BINDING GOING-PRIVATE PROPOSAL
FROM CONTROLLING SHAREHOLDER, OSN STREAMING LIMITED; ANNOUNCES
APPOINTMENT OF INDEPENDENT DIRECTORS AND FORMATION OF SPECIAL COMMITTEE

ABU DHABI, UAE – 30 June 2026, Anghami Inc. (NASDAQ: ANGH) (“Anghami” or the “Company”) today confirmed receipt of a preliminary, non-binding proposal (the “Proposal”) from OSN Streaming Limited (“OSN”), the Company’s controlling shareholder, to acquire all of the outstanding ordinary shares (the “Ordinary Shares”) of the Company not already owned by OSN in a going-private transaction.

OSN’s proposed purchase price is $3.39 in cash per Ordinary Share (the “Offer Price”). OSN currently owns approximately 67% of the Company’s issued and outstanding Ordinary Shares. OSN has indicated that it expects to fund the acquisition with equity or other financing from its shareholders and their affiliates, and that the acquisition will not be subject to a financing condition. A copy of the proposal letter from OSN is available as an exhibit to OSN’s statement of beneficial ownership on Schedule 13D/A as publicly filed with the Securities and Exchange Commission.

In connection with receipt of the Proposal, the Board of Directors of the Company (the “Board”) has appointed three new directors: Nathan Scott Fine, Guergui Saykov Stoyanov and Chiara Marcati. The Board has determined that each of the foregoing directors is independent under the listing standards of The Nasdaq Stock Market LLC, has no material relationship with OSN or interest in the Proposal, and is not an employee, affiliate or nominee of OSN.

Mr. Fine is an ex-officio (non-voting) Director and Vice Chairman of Rafael Holdings, Inc. (NYSE: RFL). Previously, Mr. Fine served as Chief Executive Officer of Cyclo Therapeutics, LLC (formerly Cyclo Therapeutics, Inc., which since March 2025 has been a wholly-owned subsidiary of Rafael Holdings, Inc.). Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, mergers and acquisitions, strategic advisory work, and corporate restructurings. Since 2014, he has served on the Board of Kenon Holdings, Inc. (NYSE: KEN), where he serves as Chair of its Compensation Committee and is a member of its Audit Committee. He previously served as Vice Chairman and Chairman of the Restructuring Committee of Pacific Drilling SA from 2017 to 2018 and as a Director of Central European Distribution Corporation from 1996 until 2014. Mr. Fine attended New Hampshire College.

Mr. Stoyanov is the Founder and CEO of StoGeo, a global advisory firm focused on business strategy and next-generation leadership, a position he has held since 2008. Prior to his current role, Mr. Stoyanov served as Partner and Head of Markets at Grant Thornton UAE, and previously held senior positions at EY and PwC in the Middle East, with over 25 years of experience in management consulting, corporate governance, and risk management. Mr. Stoyanov is a Certified Six Sigma Black Belt, Certified Internal Auditor, and Certified Financial Consultant. He holds a Master of Business Administration from London Business School and dual Bachelor of Science degrees in International Business Management and Psychology from the University of Maryland.

Ms. Marcati serves as Chief Advisory and Business Officer at AI71, a UAE-headquartered company building agentic, sovereign-grade AI platforms, where she leads strategy, ecosystem partnerships, and public-sector advisory. Previously, she was a Partner at McKinsey & Company, where she led the QuantumBlack AI practice across EMEA and built a 100+ person AI hub delivering applied AI solutions at scale. Ms. Marcati is a frequent speaker on AI governance and transformation, with keynote appearances at global forums including LEAP and the AI Global Summit. She holds degrees in Engineering and Business from the University of Pisa, HEC Paris, and NYU Stern.

In response to the Proposal, the Board has formed a special committee (the “Special Committee”) composed solely of the three newly appointed independent and disinterested directors, Nathan Scott Fine (Chairman), Guergui Saykov Stoyanov and Chiara Marcati, to review, evaluate and negotiate the Proposal and any potential strategic alternatives, and to determine the course of action that is in the best interests of the Company and its shareholders that are not affiliated with OSN. The Special Committee has been authorized to exercise all lawfully delegable powers of the Board in connection with the Proposal, including the authority to retain independent legal and financial advisors to assist it in its review and deliberations.

The Special Committee has full authority to evaluate, negotiate and, if it determines appropriate, to reject the Proposal. The Company will not approve or enter any transaction with OSN without the Special Committee’s prior favorable recommendation. Any such transaction would also remain subject to final approval of the Board and to any required approval of the Company’s shareholders. The Special Committee is under no obligation to recommend or approve any transaction, and the Company may continue as a publicly listed company.

There can be no assurance that any definitive offer will be made or accepted, that any agreement will be executed, or that the proposed transaction or any other transaction will be approved or consummated. The Company does not intend to disclose further developments regarding this matter unless and until further disclosure is determined to be appropriate or necessary. No action is required by Anghami shareholders at this time.

About Anghami Inc. (NASDAQ: ANGH)

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa (“MENA”) region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services, and more.

With a user base exceeding 130 million registered users and over 3.5 million paid subscribers, Anghami has partnered with 45 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com. Any questions for the Investors Relations Department can be emailed to IR@anghami.com or anghami@apcoworldwide.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “potential,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that may cause such differences include, but are not limited to: uncertainties regarding whether a definitive offer will be made to the Company; whether the proposed transaction or any other transaction will be approved by the Special Committee or the Board and the final terms of a definitive agreement, if executed; the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required shareholder or regulatory approvals; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain and hire key personnel and maintain relationships with its customers and suppliers, and on its operating results and businesses generally; the outcome of any legal proceedings that may be instituted against Anghami; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.